SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	OFI SteelPath Series Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
6803 South Tucson Way, Centennial, Colorado 80112-3924
Telephone Number (including area code): 303-768-3200
Name and address of agent for service of process:
Cynthia Lo Bessette, Esq.
Executive Vice President & General Counsel
OFI Global Asset Management, Inc.
225 Liberty Street, 15th Floor
New York, New York 10281-1008

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   Yes X No _____

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 31st day of July, 2017.

OFI SteelPath Series Trust

	By:	/s/ Taylor V. Edwards
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Taylor V. Edwards
Secretary
Attest:

By:	/s/ Randy Legg
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Randy Legg
Assistant Secretary